Filed by Brookline Capital Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Apexigen, Inc. Commission File No. 001-39488 Date: June 8, 2022

Apexigen Appoints William Duke as Chief Financial Officer

SAN CARLOS, CA – June 8, 2022 – Apexigen, Inc. (“Apexigen”), a clinical-stage company focused on developing innovative antibody-based therapeutics for the treatment of cancer with a focus on immuno-oncology, today announced the appointment of William Duke as Chief Financial Officer, effective immediately. Mr. Duke is a biotech industry veteran and brings over 20 years of demonstrated success and leadership in corporate finance.

“We are thrilled to welcome Bill. His deep financial expertise, broad strategic experience, demonstrated success raising capital and understanding of the life science industry make him the ideal fit for Apexigen’s executive team,” said Xiaodong Yang, M.D., Ph.D., Chief Executive Officer of Apexigen. “This is an exciting time for Apexigen, as we are in the final stages of transitioning into a publicly listed immuno-oncology company by combining with Brookline Capital Acquisition Corp. I am confident that Bill will be an invaluable member of our team as we continue to advance the Phase 2 development of our lead program, sotigalimab, as well as to maximize the value of Apexigen’s APXiMAB™ antibody discovery platform and innovative pipeline of antibody therapeutics.”

Mr. Duke commented, “It’s an exciting opportunity to work with a team that’s paving the way for novel I-O strategies to overcome outstanding challenges in oncology. I am thrilled to join Apexigen at this critical juncture in the company’s growth and look forward to supporting capabilities across the organization as well as marshalling the necessary resources to drive long-term value for our shareholders.”

Mr. Duke joins Apexigen from Kaleido, where he served as CFO and was instrumental in leading the successful completion of financings totaling $115 million. Prior to this, Mr. Duke was CFO of Pulmatrix, Inc., where he oversaw the company’s financial strategy, helped negotiate the company’s first product partnership, and led the successful completion of multiple public financings. Prior to Pulmatrix, he served as CFO of Valeritas, Inc., a commercial-stage medical technology company, where he led a private financing round, recapitalized the company, and was responsible for the strategic planning, development and leadership of the corporate finance function. Mr. Duke also was senior director of finance at Genzyme Corporation and director of finance/accounting at Haemonetics Corporation. Mr. Duke earned an MBA from Bentley College and his B.S. in Business Administration from Stonehill College. He is also a certified public accountant.

About Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents that may harness the patient’s immune system to combat and eradicate cancer. Sotigalimab and Apexigen’s other programs were discovered using Apexigen’s proprietary APXiMAB™ antibody discovery platform. This platform has enabled Apexigen and its collaboration partners to discover and develop high-quality therapeutic antibodies against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. Multiple product candidates have been discovered using the APXiMAB platform, one of which is commercially available and the others are in clinical development, either internally by Apexigen or by its licensees. For more information, please visit www.apexigen.com.

On March 18, 2022, Apexigen announced that it had entered into a business combination agreement with Brookline Capital Acquisition Corp. (Nasdaq: BCAC), a special purpose acquisition company, pursuant to which Apexigen and Brookline Capital Acquisition Corp. will combine, with the former equity holders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange.

Additional Information and Where to Find It

In connection with the proposed business combination, Brookline Capital Acquisition Corp. (“BCAC”) filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. BCAC’s and Apexigen’s stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because those materials contain important information about Apexigen, BCAC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders as of a record date to be established for voting on the proposed business combination.

Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200.

Participants in the Solicitation

Apexigen, BCAC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from BCAC stockholders in respect of the proposed business combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed business combination, which was filed on a Form S-4 (File No. 333-264222) on April 11, 2022, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the potential therapeutic benefits of Apexigen’s product candidates, the timing of the proposed business combination, and the capabilities of Apexigen’s executive team with respect to product development and the creation of shareholder value. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. There can be no assurance that future developments affecting Apexigen or BCAC will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of BCAC’s filings with the SEC, and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are based on information available to BCAC and/or Apexigen as of the date hereof, and BCAC and/or Apexigen assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Contact:

Bruce Mackle

LifeSci Advisors

+1-646-889-1200

bmackle@lifesciadvisors.com

Apexigen Contact:

Francis Sarena

Chief Operating Officer

Apexigen, Inc.

+1-650-931-6236

fsarena@apexigen.com